EXHIBIT A

              VOCALTEC COMPLETES A $7.5 MILLION PRIVATE PLACEMENT

       THE PROCEEDS WILL BE USED TO EXECUTE THE GROWTH PLAN OF THE COMPANY

Herzlia, Israel, November 27, 2006 - VocalTec Communications Ltd. (Nasdaq:
VOCL), a leading global provider of carrier-class multimedia and voice-over-IP solutions for communication service providers, announced today that it received and accepted orders from Israeli institutional investors for a private placement of 1,750,000 ordinary shares at a price of $4.3 per share. As part of the offering, VocalTec will issue the investors warrants exercisable during a period ending June 30, 2011 into 1,312,500 additional ordinary shares at an exercise price per share of $5.5. Leader Capital Market has acted as placement agent.

"We are pleased with this successful and quick execution of the private placement. The Company's strong performance in recent quarters and the potential future growth enabled us to raise the funds from a position of strength. This offering reflects the capital markets' confidence in VocalTec's future prospects. The addition of cash to our balance sheet positions us well in executing our growth plans," commented Yosi Albagli, President and CEO of VocalTec.

ABOUT VOCALTEC

VocalTec Communications (Nasdaq: VOCL) is a leading global provider of carrier-class multimedia and voice-over-IP solutions for communication service providers. A pioneer in VoIP technology since 1994, VocalTec provides proven trunking, peering, access gateway and service delivery solutions that enable flexible deployment of next-generation networks (NGNs). Partnering with prominent system integrators and equipment manufacturers, VocalTec serves an installed base of dozens of leading carriers including Deutsche Telekom and Telecom Italia San Marino. VocalTec is led by a management team comprised of respected industry veterans.

CONTACTS

VocalTec:

Gali Porat
Marketing Communications
Tel: +972 9 9703805
gali@vocaltec.com

KCSA:

Jeff Corbin, (212) 896-1214
jcorbin@kcsa.com
or
Lee Roth, (212) 896-1209
lroth@kcsa.com